ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

04030316

May 21, 2004

SUPPL

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of (i) a press release disseminated to EDC's shareholders on May 12, 2004 and (ii) a press release disseminated to EDC's shareholders on May 18, 2004.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Very ~~truly~~ yours,

Arturo Caraballo

Enclosures

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Director
Investor Relations
Tel: 0212 502-2950
edcinversionistas@aes.com

CADIVI Authorizes Dividend Payment to ADS Holders

Caracas, Venezuela (May 18, 2004) C.A. La Electricidad de Caracas announces today that CADIVI, the official Venezuelan exchange control office, authorized the dividend payment in dollars at the official exchange rate, to holders of American Depositary Shares (ADS).

EDC will pay a total ordinary dividend of US$ 18.33 millions (US$ 0.33 per ADS) to the ADS tenors registered, by March 05th, 2004. This payment was authorized by February 27th, 2004 at the General Assembly.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 27 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

CADIVI Autorizó Pago de Dividendos a Tenedores de ADS

Caracas, Venezuela (18 de mayo de 2004) C.A. La Electricidad de Caracas (EDC) anuncia la autorización de CADIVI a realizar el pago de dividendos ordinarios en dólares, a la tasa oficial de bolívares 1.920 por dólar, a los tenedores de ADS.

EDC pagará un total de dividendos ordinarios de US$ 18,33 millones (US$ 0,33 por ADS) para los tenedores de ADS registrados al 05 de marzo de 2004. Este pago fue aprobado en la Asamblea General Ordinaria llevada a cabo el 27 de febrero del año en curso.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8.4 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 114 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.

#82 - 4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

EDC Obtiene Crédito Sindicado por Bs. 200 millardos

(Caracas, 12 de mayo de 2004) C.A. La Electricidad de Caracas (EDC) obtiene un crédito sindicado con la banca local, por un monto de 200 mil millones de bolívares (alrededor de US$ 104 millones).

Este préstamo está liderado por el Banco de Venezuela, Banesco y Banco Mercantil, siendo el estructurador de la operación Valores Santader Casa de Bolsa y el agente de administración el Banco de Venezuela. Los fondos obtenidos serán utilizados para proyectos de mantenimiento y expansión de la red eléctrica, capital de trabajo y en la disminución de deuda de corto plazo.

Los plazos para su cancelación son de 3 años con extensión por 2 años adicionales, permitiendo a la EDC mejorar su perfil de vencimientos.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8.4 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 116 plantas de energía y 17 compañías distribuidoras. Nuestros 32.000 empleados están comprometidos con la excelencia operacional y a saitsfacer las necesidades de crecimiento de energía a nivel mundial. Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.

#82-4896

La Electricidad de Caracas
y sus empresas filiales

una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Investor Relations
Director
Phone: 0212 502-2950
edcinversionistas@aes.com

EDC obtains a Bs. 200 billion Syndicated Loan

Caracas, Venezuela (May 12, 2004). C.A. La Electricidad de Caracas (EDC) announced today the procurement of an oversubscribe syndicated loan of Bs. 200 billion, approximately US$ 104 million.

The joint leaders are Banco de Venezuela, Banesco and Banco Mercantil; been the arranger of the deal Valores Santander Casa de Bolsa and the administrative agent Banco de Venezuela. The funds will be used for the maintenance and expansion of the EDC network, working capital and short term debt reduction.

The loan has a 3 years maturity with a possible 2 years extension which improve overall EDC´s debt service profile.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2003 sales of US$8.4 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 116 power facilities and 17 distribution companies. Our 32,000 people are committed to operational excellence and meeting the world's growing power needs. Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com